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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     *


                           NetScout Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               64115 T 10 4
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP NO. 64115 T 10 4                13G              PAGE 2 OF 5 PAGES
          ------------                                 -----------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Narendra Popat
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       4,633,545 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                       476,056 shares
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    4,633,545 shares
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    476,056 shares
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,109,601 shares
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      /X/
     See Item 4 of the attached Schedule for information about shares excluded from the 5,109,601 shares above.
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          19.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 5 Pages


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                                 Schedule 13G


Item 1(a).  Name of Issuer: NetScout Systems, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            4 Technology Park Drive, Westford, MA 01886.

Item 2(a).  Name of Person Filing: Narendra Popat.
            ---------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            ------------------------------------------------------------
            The address of the principal business office of Narendra Popat is 4 Technology Park Drive, Westford, MA 01886.

Item 2(c).  Citizenship: U.S.A.
            -----------

Item 2(d).  Title of Class of Securities: Common Stock, $.001 Par Value.
            ----------------------------

Item 2(e).  CUSIP Number: 64115 T 10 4
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            ---------------------------------------------------------
            13d-2(b), check whether the person filing is a:
            ----------------------------------------------

            Not Applicable.

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: 5,109,601. Mr. Popat directly owns 4,633,545 shares of Common Stock. In addition, 136,056 shares are held by a trust for the benefit of Mr. Popat's children; Joseph Hadzima and Jyoti Popat are the trustees of such trust. 340,000 shares are held by a family limited partnership of which Mr. Popat and his wife are the general partners and trusts for the benefit of his children are the limited partners. The amount beneficially owned does not include 365,650 shares held by the Narendra Popat Grantor Retained Annuity Trust. The reporting person does not have voting power or dispositive power over the shares held by the Narendra Popat Grantor Retained Annuity Trust.

            (b) Percent of Class: 19.6%

                The foregoing percentage is calculated based on the 26,105,766 shares of Common Stock reported to be outstanding on February 1, 2000 in a Form 10-Q for the quarter ended December 31, 1999.

            (c) Number of shares as to which the person has:

                (i)  sole power to vote or to direct the vote: 4,633,545


                                  Page 3 of 5 Pages

                (ii)  shared power to vote or to direct the vote: 476,056

                (iii) sole power to dispose or to direct the disposition of:
                      4,633,545

                (iv) shared power to dispose or to direct the disposition of: 476,056

Item 5.     Ownership of Five Percent or Less of a Class.
            ---------------------------------------------

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ----------------------------------------------------------------

            Not Applicable.

Item 7.     Identification and Classification of the Subsidiary which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            -------------------------------------------------------------

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.
            ----------------------------------------------------------

            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            -------------------------------

            Not Applicable.

Item 10.    Certification.
            --------------

            Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).


                               Page 4 of 5 Pages

                                  SIGNATURES
                                  ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2000

                                        /s/ Narendra Popat
                                       ----------------------------------------
                                            Narendra Popat


                                    Page 5 of 5 Pages